
04024872

Press release

Brussels / Utrecht, 5 May 2004



FORTIS

Solid partners, flexible solutions

Fortis intensifies its links with China

China-Belgium Direct Equity Investment Fund's Articles of Association signed today by Fortis CEO Anton van Rossum in the presence of Wen Jiabao, Prime Minister of China and Guy Verhofstadt, Prime Minister of Belgium

Fortis is pleased to announce that the China-Belgium Direct Equity Investment Fund has been approved by the SDRC (State Development and Reform Commission).

Fortis

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The Articles of Association were signed today in Brussels, by Messrs Xu Fangming, Director General Finance of the Chinese Ministry of Finance, Ji Yuguang, Vice President of Haitong Securities, Jean-Pierre Arnoldi, Director General Treasury, Belgian Ministry of Finance and Anton van Rossum, CEO of Fortis, in the presence of Mr Wen Jiabao, Prime Minister of the People's Republic of China, and Mr Guy Verhofstadt, Prime Minister of the Kingdom of Belgium.

The aim of the fund is to support Small and Medium-sized Enterprises (with a turnover of up to RMB 500 million or EUR 50 million) that are registered in China, by way of minority stakes, with a commitment to remain invested for a period of 3 to 7 years. The Fund will be allowed to invest up to a maximum of 20% of its capital in one project. A 15% share of the Fund will be reserved for Belgium-related projects.

The fund has so far raised a capital of EUR 37 million to be invested in selected projects and aims to attract additional investors, the maximum capital of the Fund having been set at EUR 100 million.

Fortis and its Chinese partner Haitong Securities are the sole private founders of the Belgium-China Direct Equity Investment Fund, with an initial investment of EUR 10 million each. The fund will be managed by a new joint venture between Fortis and Haitong Securities.

Fortis Bank Shanghai Branch is granted a RMB license

Fortis Bank is pleased to confirm that its Shanghai Branch was granted the Renminbi (RMB) licenses by the China Banking Regulatory Commission (CBRC) earlier this week.

Specifically, the new licenses will enable the branch to extend RMB banking facilities to and accept RMB deposits from both foreign invested and Chinese enterprises, as well as to accept foreign currency deposits from all customers, i.e. foreign invested and Chinese enterprises as well as Chinese nationals. Presently, 13 cities in China are open to foreign banks for RMB business. These are Shanghai, Shenzhen, Dalian, Tianjin, Guangzhou, Qingdao, Nanjing, Wuhan, Zhuhai, Jinan, Fuzhou, Chengdu and Chongqing. The Shanghai Branch's RMB services can be extended to all of these cities.

The RMB licenses will further strengthen the existing banking activities provided by the branch, which include Commodity Finance and Corporate Banking, while laying the foundation for the introduction of other Fortis Bank business lines in this market. Obtaining the RMB licenses is a major step forward for the Bank in its expansion plans in China and will prepare the branch for the full liberalisation of the Chinese banking market by December 2006.

Fortis in China

Fortis has been present in China since 1902, when it opened its first banking branch in Shanghai. Back then, The Belgian Bank, the former Generale Bank's wholly owned subsidiary in China, had branches in four cities in China.

Currently, **Fortis Bank** is present in China through its branches in Hong Kong, Shanghai and Guangzhou and a representative office in Beijing.

In Hong Kong, Fortis Bank provides a wide range of financial services – including, merchant banking, information banking and private wealth management – to medium-sized enterprises and corporates. The private wealth management services are offered under the MeesPierson brand name. Fortis Bank also operates a network of retail branches and business centers across the Hong Kong territory in partnership with ICBC (Asia), with which Fortis Bank Hong Kong recently merged its retail and commercial (SME) banking activities. In China, the Shanghai branch focuses on commodity trade finance services while the Guangzhou branch is mainly active in corporate banking.

Fortis Investments is also present in Hong Kong and was the first to open a representative office for Asset Management in Shanghai. It was also in the first group of foreign companies to be authorized to carry on asset management activities. In November 2001, Fortis Investments Asia signed a co-operation agreement with Haitong Securities, a leading securities firm. It is currently developing asset management activities in China through a joint venture, Fortis Haitong Investment Management Corporation Ltd. Fortis Haitong recently successfully launched its second investment fund, which attracted record investments of EUR 1.3 billion both from retail and institutional investors, and now has a 12% market share in open-end funds.

In the **insurance sector**, Fortis holds a 24.9% holding in Taiping Life, one of the few insurance companies with a license to sell life insurance nationwide. Taiping Life is headquartered in Shanghai and has branches in Beijing, Guangzhou and Chengdu, as well as in 14 other major cities across the country. In 2004, Taiping Life plans to open a further 30 offices.

Fortis is an international financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 23.6 billion (30/04/04) and around 54,000 employees, Fortis ranks in the top 20 European financial institutions. At 31 December 2003 Fortis had total assets of EUR 523 billion.

In its home market, the Benelux countries, Fortis occupies a leading position and offers a broad range of financial services to individuals, companies and the public sector. Outside its home market, Fortis concentrates on selected market segments.

Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States.

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